

November 7, 2024

Bracebridge Young
Chief Executive Officer
FTAC Emerald Acquisition Corp.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

> **Re: FTAC Emerald Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed October 7, 2024**
> **File No. 333-282520**

Dear Bracebridge Young:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed October 7, 2024

General

1. We note that there are various placeholders throughout the document. In your next amendment, please fill in these placeholders or tell us when you are able to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

2. Please file an opinion on tax matters as required by Item 601(b)(8) of Regulations S-K or provide us with your analysis regarding why Item 601(b)(8) is not applicable. In this regard, we note that Fold and Emerald intend qualification of the Merger as a "reorganization" within the meaning of Section 368(a) of the Code.

3. Please present in tabular form the amount of compensation received or to be received by the SPAC sponsor, the amount of securities issued or to be issued to the SPAC sponsor and the price paid or to be paid for such securities and, outside of the table, the extent to which SPAC sponsor compensation and securities issuance will result in

dilution to the equity of non-redeeming shareholders. Refer to Item 1604(b)(4) of Regulation S-K.

4.   Please revise to include tabular disclosure of the terms of any agreement, arrangement or understanding regarding restrictions on transfers by the SPAC sponsor and its affiliates. Refer to Item 1603(a)(9) of Regulation S-K.

Cover Page

5.   On the inside front cover page, please state that the prospectus incorporates important business and financial information about the company that is not included in or delivered with the document and that this information is available without charge to security holders upon written or oral request. Give the name, address, and telephone number to which security holders must make this request. In addition, you must state that to obtain timely delivery, security holders must request the information no later than five business days before the date they must make their investment decision. Specify the date by which security holders must request this information. You must highlight this statement by print type or otherwise. Refer to Item 2 of the Form S-4 General Instructions.

Questions and Answers About the Business Combination, page 8

6.   We note your disclosure here and in the Summary section that Fold "partners with an exchange to offer bitcoin exchange and custody services with low fees, instant withdrawals, and insured custody [and] Fold products and services are available in the United States through the Fold mobile app." We also note your disclosure on page 205 of your partnerships with BitGo and Fortress and the services offered through such partnerships. Please revise to clarify:
   • Whether the *exchange* that Fold partners with is BitGo and/or Fortress, and if it is Fortress, how Fortress qualifies as an exchange;
   • Which "Fold products and services" are available in the U.S. through the Fold mobile app; and
   • How you "offer eligible customers the ability to buy, sell, store, insure, and withdraw bitcoin using the Fold app via an 'Exchange Account,'" which products and services you offer through BitGo versus through Fortress, how you earn revenue via transaction fees and transaction spreads, and the terms and provisions of the coverage for "insured custody" (including, the amount, scope, term, termination provisions, renewal options and limitations on insurance coverage).

Additionally, please include step-by-step descriptions of how a customer accesses your various products and services through the Fold mobile app.

Summary of the Proxy Statement/Prospectus
Ownership of New Fold After the Closing, page 26

7.   We note that you provided a table that details the ownership in New Fold after the Business Combination, assuming no redemption and maximum redemption. Please revise to include additional columns for different redemption levels. Additionally, outside of the table, please describe each material potential source of future dilution

that may occur, including sources not referenced in the table. Refer to Item 1604(c) of Regulation S-K.

Risk Factors
Risks Related to Fold's Business and Industry
Loss of a critical banking or insurance relationship, page 47

8. We note that you rely on insurance carriers to insure customer losses resulting from a breach of your physical security, cyber security, or by employee or third party theft. Please expand to describe these insurance policies and the degree to which such policies provide coverage for customer losses.

Our and our customers' Bitcoin could be subject to risk, page 49

9. We note your disclosure here that your proprietary bitcoin held at BitGo are held in separate wallets under Fold's name and are not commingled with bitcoin held on behalf of your customers, BitGo's other customers or BitGo itself. We also note your disclosure on page 70 that bitcoin held on behalf of your customers are held in omnibus cold storage wallets either by BitGo as sub-custodian or by Fortress. Please confirm that your proprietary bitcoin are held in separate cold wallet, but your customers' bitcoin are held in omnibus cold storage wallets, in each case by BitGo and Fortress. Please also discuss the risks associated with the different custody arrangements for your proprietary bitcoin versus your customers' bitcoin, and any policies and procedures BitGo and Fortress have regarding the commingling of assets for customer bitcoin held in omnibus wallets.

Our or our third-party partners' failure to safeguard, page 49

10. Please revise to clarify how and where the private keys held by you and Unchained Capital for your proprietary bitcoin are stored, and whether there is insurance coverage for your proprietary bitcoin, and the terms and provisions of such insurance coverage. Please also revise to clarify the proportion of your proprietary bitcoin custodied with BitGo that are held in cold versus hot storage. In this regard, we note your statement that "[n]early all of [your] proprietary bitcoin that [you] custody with BitGo is also held in cold storage, with a small amount held in self-managed hot wallets for operational purposes."

11. Please revise to clarify the relationship between BitGo and Fortress as custodians, the proportion of customer bitcoin held by BitGo versus Fortress, and the proportion of customer bitcoin held in cold versus hot storage. In this regard, we note your disclosure that "[a]ll of the Bitcoin held on behalf of [your] customers by BitGo (whether through a direct relationship with a customer or in its capacity as sub-custodian for Fortress) is retained in "cold storage"... [and] [t]he remaining Bitcoin held by Fortress for [your] customers directly is maintained in a hot wallet to facilitate prompt withdrawals."

Other Risks Related to Fold's Business and Financial Position
We may from time to time make acquisitions and investments, page 54

12. Please revise to clarify whether Fold currently has any plans, proposals or understandings, formally or informally, to make acquisitions or strategic investments.

<u>Our investments in Bitcoin are subject to volatile market prices, page 54</u>

13.   Please update the bitcoin balance in your Treasury accounts to a more recent date.

<u>We may suffer losses due to abrupt and erratic market movements, page 58</u>

14.   Please expand your discussion to address price volatility risks relating to trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise. Please also provide examples of historical and recent price volatilities.

<u>A temporary or permanent blockchain "fork", page 59</u>

15.   Please revise to clarify your policy with respect to any fork, airdrop or similar event.

<u>Risks Related to Bitcoin</u>
<u>Transferring Bitcoin on the Bitcoin blockchain involves risks, page 59</u>

16.   Please clarify the statement that your "Bitcoin Service Providers represent that they hold customer assets *one-to-one at all times* (*emphasis added*)."

<u>Risks Related to Government Regulation and Privacy Matters</u>
<u>If we or our third-party providers fail to protect confidential information, page 64</u>

17.   We note that you own and manage some of the IT Systems but also rely on third parties for a range of IT Systems and related products and services. We also note your statements on page 67 that you rely upon third-party service providers, payment processors and financial institution partners to provide key components of your services on your behalf, and on page 70 that you rely on third parties in connection with many aspects of our business. Please describe and file any material contracts as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

<u>Risks Related to Third Parties</u>
<u>We are subject to risks related to the banking and financial services ecosystem, page 71</u>

18.   Please revise to discuss Sutton Bank's response to the FDIC enforcement order, and the outcome and status of any plan it devised.

<u>Risks Related to Emerald's Business and the Business Combination</u>
<u>Changes to laws or regulations, page 101</u>

19.   Please revise to identify the non-U.S. jurisdictions to which you are subject, and describe in greater detail the laws and regulations that are applicable to your business.

<u>Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Note 1. Basis of Pro Forma Presentation, page 114</u>

20.   You disclose you include adjustments that are (1) directly attributable to the Business Combination and the Transactions and (2) factually supportable. Tell us how your presentation considered Item 11-02(a)(6)(i) of Regulation S-X. Also refer to Item 8-05 of Regulation S-X.

Note 2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 115

21.   For adjustment (b) related to Fold's SAFEs, tell us why the adjustment assumes the issuance of New Fold Common Shares in exchange for the SAFEs and how you determined the amount of shares to be issued.

Note 3. Unaudited Pro Forma Condensed Combined Statements of Operations, page 116

22.   For adjustment (b), tell us how you determined the amount of the share-based compensation expense recognized related to Fold's RSUs.

Information About Fold, page 186

23.   We note your statements that "Fold is a leading bitcoin financial services company….Fold is among the leading gateways to earning, buying, and living on bitcoin." With a view toward balanced disclosure, please provide support for these statements or remove these claims.

24.   Please provide support for your statement that "In 2020, Fold partnered with Visa to launch *the first ever bitcoin rewards debit card*, the Fold Visa Prepaid Card (*emphasis added*)."

25.   Please revise to include the information required by Item 701 of Regulation S-K as it relates to Fold, Inc.

Our Products and Services
Rewards Network, page 186

26.   We note on page 54 that your goal is to maintain an amount of bitcoin in your Rewards Treasury sufficient to satisfy your obligations to provide customer rewards in accordance with your user agreements, and you try to purchase bitcoin for your Rewards Treasury at a similar cost basis to the rewards earned by your customers. We also note that customer rewards are denominated in bitcoin as of the date the rewards are earned. Please revise here to provide a materially complete description of the terms of your user agreements with respect to customer bitcoin rewards, how you value the amount of bitcoin rewards both at the time earned or redeemed by customers and on an ongoing basis, when bitcoin rewards are credited to or debited from customer accounts, how customers can use the bitcoin rewards (including but not limited to whether they have to first convert to fiat currency), how you make the determination when to replenish the Rewards Treasury, and how you calculate the cost basis of the bitcoin reward earned by customers and the bitcoin you purchase. Please include step-by-step descriptions of your process for depositing bitcoin rewards and purchasing bitcoin for the Rewards Treasury and/or the Investment Treasury, if and when bitcoin are transferred from the Investment Treasury to the Rewards Treasury or vice versa, and the process by which a customer can redeem bitcoin reward.

Custody & Trading, page 186

27.   Please revise to describe how you allow your customers to "access bitcoin exchange...with low fees" and identify such bitcoin exchanges; how your "platform integrates with third-party service providers that allow users to buy bitcoin via spot

trades, recurring trades, direct deposits, and by rounding up spare change on Fold Card purchases," and identify these third-party service providers; and how you "partner with multiple qualified custodian exchange providers for enhanced security, liquidity, access, and product functionality" and identify these qualified custodian exchange providers.

Industry Overview
Bitcoin, page 187

28. Please provide support for your statement that "[a]s of August 13, 2024, Bitcoin had increased by 1,541% in U.S. dollar terms since January 2019, making it among the best performing assets of the decade," or delete.

29. Please provide balanced disclosure with respect to halving, and address risks related to the maximum number of bitcoins that may be released into circulation, and the number of bitcoins currently in circulation.

Regulatory Environment, page 195

30. Please revise to describe in greater details the AML, KYC and other procedures conducted by you and your third-party custody partners.

Legal and Regulatory Proceedings, page 197

31. Please confirm that Fold, Inc. is not subject to any legal proceedings that would be required to be disclosed under Item 103 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of operations for the years ended December 31, 2023 and 2022
Operating expenses, page 209

32. You refer to total cost of sales, but you do not include a line item for total cost of sales on page F-4. Please disclose how you define total cost of sales and tell us whether the amount includes all costs of your sales. Refer to SAB Topic 11.B.

Information About Emerald, page 216

33. Please revise to include all of the information regarding the Sponsor required by Item 1603 of Regulation S-K.

Directors and Executive Officers After the Business Combination
Directors and Executive Officers, page 230

34. Please revise to provide disclosures relating to the directors' and executive officers' experiences. In this regard, we note your statement on page 194 that you are "a founder-led business with an experienced management team that brings together viewpoints from both technology and financial services."

Fold Financial Statements
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Customer Rewards Liability, page F-11

35.	With respect to your customer rewards liability accounting, please ensure that you summarize in your disclosure the relevant terms and conditions related to your accounting. For example, clarify how you distinguish between revenue rewards which are netted against revenues and marketing rewards which are not, how you determine when a reward is earned, and whether rewards are subject to any constraint as a result of being subject to expiry (or for any other reason). With respect to the redemption of rewards, clarify how and when a user redeems rewards and how you factor that into your determination of the related liability.

36.	You disclose that users may redeem the rewards to receive bitcoin by initiating a withdrawal to a personal, external bitcoin wallet. Tell us why redemption must be to an external wallet. Clarify whether a user may redeem their reward to their account with your custodian exchange providers.

Revenue recognition
Banking and payments, page F-12

37.	With respect to your disclosure for your banking and payments revenues, please revise the disclosure to (i) identify your customer in these transactions and (ii) for variable consideration, clarify whether or not you constrain your estimates.

38.	With respect to revenues from merchant offers, we note that you recognize the revenue gross as the principal in these transactions and not net as an agent. Provide us with your accounting analysis in determining that you are the principal and should recognize the revenues gross.

39.	We note from page 186 that you offer a checking account that supports direct deposits and bill payments, and the checking accounts are offered through Sutton Bank. Disclose how you account for these services and the related cash. Tell us the amount of revenues recognized for each period presented from these services.

Share-based compensation expense, page F-14

40.	You disclose that the fair value of your RSAs and RSUs is determined as the most recent valuation price of your common stock on the date of the grant. Tell us how you are able to measure your RSAs and RSUs at fair value on the date of grant if your fair value determination is based on the most recent valuation price.

Note 3. Revenue, page F-16

41.	Please revise your next amendment to disclose revenues by the revenue streams discussed on pages 205 and F-12 - subscriptions, debit card program, Visa incentive and merchant offers. Separately provide this level of revenue disaggregation in your financial statements as required by ASC 606-10-50-5.

Note 4. Digital Assets, page F-17

42.   Given that you classify the Rewards treasury as current assets and the Investment treasury as non-current assets, please consider providing separate rollforwards in your footnotes for both the Rewards treasury and Investment treasury in your next amendment.

Note 13. Fair Value Measurements, page F-24

43.   For the customer rewards liability, please include all of the disclosures required by ASC 820-10-50-2(bbb).

Note 14. Safeguarding Obligation for Digital Assets, page F-26

44.   Please disclose the nature of the digital assets that you are responsible for holding for your customers, with separate disclosure for each significant digital asset, as well as the vulnerabilities you have due to any concentration in such activities.

Note 7. SAFEs, page F-37

45.   With respect to the SAFEs you issued during 2024 that were funded with $50.0 million of bitcoin, clarify your disclosure to (i) explain what you mean by an option to redeem the nominal quantity of bitcoin used to fund those SAFEs, (ii) discuss how you will determine the USD value of the SAFEs for purposes of issuing your preferred stock, and (iii) explain how you may use the bitcoin and what you mean by treasury purposes. Further, tell us the pertinent rights and obligations of these instruments and provide us with your accounting analysis. Cite the accounting literature you applied and how you applied it to your facts and circumstances. In your response, tell us who controls the bitcoin you received in exchange for theses SAFEs and why.

46.   With respect to the other SAFEs you issued, on page F-19, you disclose that (i) liquidity events include changes of control, direct listing, or initial public offerings and (ii) upon a liquidity event or dissolution event, the investors to the SAFEs will automatically be entitled to receive cash proceeds equal to, at a minimum, the purchase amount. On page 212, you disclose that these agreements are structured to be settled via the delivery of common and/or preferred shares upon execution of a liquidity event and are not payable in cash or cash equivalents unless a change of control occurs. Please reconcile these statements.

Note 9. Share-Based Compensation Expense, page F-39

47.   Please provide us with an analysis of the valuation of your RSUs over the past twelve months, including the method used for determining fair value and the nature of the material assumptions, whether the valuations were contemporaneous, the weightings applied, the determination of comparable companies, and any discounts. Relate the analysis to key milestones in your development.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Lulu Cheng at 202-551-3811 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets